FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	News Release dated November 14, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: November 14, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	November 14, 2006
For Immediate Publication

ICICI Bank receives branch licences

Mumbai: ICICI Bank has received Reserve Bank of India’s approval for establishing new branches and additional off-site ATMs.

About ICICI Bank: ICICI Bank (NYSE:IBN) is India's second largest bank and largest private sector bank with over 50 years presence in financial services and with assets of Rs. 2,823.73 billion as on September 30, 2006. The Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialised subsidiaries in the areas of investment banking, life and non-life insurance, private equity and asset management. ICICI Bank is a leading player in the retail banking market and services its large customer base through a network of over 630 branches and extension counters, and 2,325 ATMs.

DISCLAIMER:

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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For Press Queries:
ICICI Bank: Charudatta Deshpande
Head – Corporate Communications,
Tel: 022-26538208
Fax: 022 –26531116
e-mail: charudatta.deshpande@icicibank.com